Exhibit 4.5
DESCRIPTION OF SECURITIES
The following is a summary of the material terms of our securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2025. The summary is subject to and qualified in its entirety by reference to our amended and restated certificate of incorporation and bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. The following also summarizes certain provisions of the Delaware General Corporation Law (the "DGCL") and is subject to and qualified by reference to the DGCL.
General
Our authorized capital stock consists of 46,000,000 shares of common stock, par value $0.001 per share, and 14,000,000 shares of preferred stock, par value $0.001 per share. Our Board of Directors ("Board") may establish the rights and preferences of the preferred stock from time to time. As of December 31, 2025, there were 14,876,139 shares of common stock issued and outstanding, held of record by 110 stockholders, although we believe that there may be a significantly larger number of beneficial owners of our common stock. We derived the number of stockholders by reviewing the listing of outstanding common stock recorded by our transfer agent as of December 31, 2025.
Of the authorized preferred stock, as of December 31, 2025, 12,670,863 shares were designated as Series C Convertible Preferred Stock, of which 12,670,863 shares were outstanding. The Series C Convertible Preferred Stock is convertible into common stock at the option of its holders on a 1-for-1 basis (one share of common stock for every 1 share of Series C Convertible Preferred Stock), subject to adjustment as set forth in the certificate of designations of the Series C Convertible Preferred Stock.
The following is a summary of the material provisions of the common stock and preferred stock provided for in our certificate of incorporation and bylaws. For additional detail about our capital stock, please refer to our certificate of incorporation and bylaws, each as amended, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part.
Common Stock
Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders, and there are no cumulative rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the Board out of funds legally available therefor. If there is a liquidation, dissolution or winding up of our company, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock.
In all matters, other than the election of directors and except as otherwise required by law or the provisions of our certificate of incorporation or bylaws, the affirmative vote of the majority of shares present or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the stockholders. Directors are elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors.
Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be

Exhibit 4.5
adversely affected by, the rights of the holders of shares of any series of preferred stock, including those currently outstanding and those that we may designate and issue in the future.
Our common stock is listed on the Nasdaq Global Select Market under the symbol "SCOR." The transfer agent and registrar for the common stock is Equiniti Trust Company, LLC. Its address is 28 Liberty Street, Floor 53, New York, NY 10005, and its telephone number is (800) 468-9716.
Preferred Stock
Under the terms of our amended and restated certificate of incorporation, our Board is authorized to issue shares of preferred stock in one or more series, from time to time, without stockholder approval and to establish the number of shares to be included in each such series. Our Board has the discretion to determine the designation, powers, preferences, privileges, rights, qualifications, limitations and restrictions, including voting rights, redemption privileges and liquidation preferences, of each series of preferred stock. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to that series.
The issuance of preferred stock will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the future issuance of any shares of preferred stock on the rights of holders of common stock until the Board determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:
•restricting dividends on the common stock;
•diluting the voting power of the common stock;
•impairing the liquidation rights of the common stock; and
•delaying or preventing changes in control or management of us.
We currently have 12,670,863 outstanding shares of Series C Convertible Preferred Stock. We have no other classes of preferred stock currently designated or outstanding. Preferred stock will be fully paid and nonassessable upon issuance.
Series C Convertible Preferred Stock
On December 29, 2025 (the "Closing Date"), we filed a certificate of designations, which designated 12,670,863 shares of our preferred stock as Series C Convertible Preferred Stock. As of December 31, 2025, there were 12,670,863 shares of our Series C Convertible Preferred Stock outstanding. The Series C Convertible Preferred Stock ranks senior to our common stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of our affairs and ranks junior to all secured and unsecured indebtedness.
The Series C Convertible Preferred Stock has a liquidation preference equal to the purchase price ($14.50 per share). The holders of Series C Convertible Preferred Stock are entitled to participate in all dividends declared on the common stock on an as-converted basis.
Subject to certain anti-dilution adjustments, the Series C Convertible Preferred Stock is convertible at the option of the holders at any time into a number of shares of common stock equal to the Conversion Rate (as defined in the certificate of designations), provided that each holder will receive cash in lieu of fractional shares (if any), and provided further that no holder will be entitled to convert Series C Convertible Preferred Stock in an amount that would cause such holder to beneficially own immediately following such conversion more than 49.99% of the then-outstanding shares of common stock. The conversion rate is calculated as the product of (i) the conversion factor and (ii) one. The conversion right is subject to certain anti-dilution

Exhibit 4.5
adjustments. As of December 31, 2025, each share of Series C Convertible Preferred Stock was convertible into one share of common stock.
If the volume-weighted average price ("VWAP") per share of common stock for any calendar quarter ending after the six-month anniversary of the Closing Date is greater than the Mandatory Conversion Price (initially $18.85 or 130% of the conversion price as of such time), then, if a majority of our Board members who have not been designated by, and are not affiliated with, any holder so direct, we will convert up to 1/6th of the total shares of Series C Convertible Preferred Stock outstanding as of the Closing Date into shares of common stock.
The Series C Convertible Preferred Stock includes a change of control put option that allows the holders of the Series C Convertible Preferred Stock to require us to repurchase such holders' shares at a purchase price per share equal to the liquidation preference. To the extent the holders do not exercise the put option in a covered change of control, we have the right to redeem (subject to the holders' right to convert prior to such redemption) the remaining Series C Convertible Preferred Stock at a redemption price per share equal to the liquidation preference. If we do not pay the amounts due to the holders in connection with a change of control put or call in full when due, any unpaid amount will accrue interest at a rate of 9.5% per annum until the relevant shares are repurchased.
The holders of shares of Series C Convertible Preferred Stock have one vote per share (subject to adjustment in accordance with the certificate of designations) and are entitled to vote as a single class with the holders of the common stock and the holders of any of our other classes or series of capital stock then entitled to vote with the common stock on all matters submitted to a vote of the holders of common stock. However, to the extent the Series C Convertible Preferred Stock and any shares of common stock held as of the Closing Date by any initial stockholder and certain transferees and affiliates would, in the aggregate, represent voting rights with respect to more than 16.66% of the common stock (including the Series C Convertible Preferred Stock on an as-converted basis) (the "Voting Threshold"), such initial stockholder and transferees and affiliates will not be permitted to exercise the voting rights with respect to any shares of Series C Convertible Preferred Stock held by them in excess of the Voting Threshold and we will exercise the voting rights with respect to such shares of Series C Convertible Preferred Stock in excess of the Voting Threshold in a neutral manner. If a holder acquires shares of Series C Convertible Preferred Stock from another holder, the acquiring holder's Voting Threshold will be increased proportionately based on the number of shares of Series C Convertible Preferred Stock that such holder acquires and the disposing holder's Voting Threshold will be decreased proportionately, such that the aggregate Voting Threshold of all holders of shares of Series C Convertible Preferred Stock does not exceed 49.99%. Additional voting restrictions are set forth in the Stockholders Agreement between us and the preferred stockholders, as amended and restated on the Closing Date.
The foregoing description of the Series C Convertible Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the certificate of designations, which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part.
Applicable Forum, Venue, and Jurisdiction
Our bylaws establish the Court of Chancery in the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for any derivative action or proceeding brought by or on behalf of comScore, Inc. (the "Company"), any action asserting a breach of fiduciary duty owed by a director, officer

Exhibit 4.5
or employee of the Company to the Company or its stockholders, any action asserting a claim under the DGCL, our amended and restated certificate of incorporation or bylaws, or any action asserting a claim governed by the internal affairs doctrine, in each case unless otherwise agreed to by the Company.
However, the provision establishing the Court of Chancery in the State of Delaware as the exclusive forum would not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. To the extent any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for the federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Effect of Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute
Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult:
•acquisition of us by means of a tender offer;
•acquisition of us by means of a proxy contest or otherwise; or
•removal of our incumbent officers and directors.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board.
Amended and Restated Certificate of Incorporation and Bylaws
Our amended and restated certificate of incorporation and our bylaws provide for the following:
•Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our Board to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.
•Stockholder Meetings. Our charter documents provide that a special meeting of stockholders may be called only by resolution adopted by the Board, the chairman of the Board or the chief executive officer.
•Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board.
•Board Classification. Our Board is divided into three classes. The directors in each class serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from

Exhibit 4.5
making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.
•Limits on Ability of Stockholders to Act by Written Consent. We have provided in our certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.
•Amendment of Certificate of Incorporation and Bylaws. The amendment of the above provisions of our amended and restated certificate of incorporation and bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
•before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
In general, Section 203 defines business combination to include the following:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of either the assets or outstanding stock of the corporation involving the interested stockholder;
•subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

Exhibit 4.5
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines interested stockholder as an entity or person who, together with affiliates and associates, beneficially owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.